 Exhibit 99.1

FLAGSHIP SOLUTIONS, LLC

d/b/a Flagship Solutions Group

December 31, 2020 and 2019

FLAGSHIP SOLUTIONS, LLC

C O N T E N T S

RRBB ACCOUNTANTS + ADVISORS	www.rrbb.com
ROSENBERG RICH BAKER BERMAN & COMPANY
 265 Davidson Avenue, Suite 210 • Somerset, NJ 08873 - 4120 • phone 908-231-1000 • fax 908-231 - 6894
111 Dunnell Road, Suite 100 • Mapl e wood, NJ 07040 • phone 973-763 - 6363 • fax 973-763 - 4430

I NDE P ENDEN T AUDITOR ’ S REPORT

To th e Man age ment
 of Fl ags hip So luti o n s, LLC

We h ave aud it e d the accompanying fin a n c ial s tat e m e nt s of Flagship So luti o n s, LLC, w hi c h comprise the balance s he ets as of Decemb e r 3 1 , 2020 and 2019, a nd t h e r e l a t ed state m ents of o p eratio n s , m em b ers’ e qui ty, and cas h fl ows fo r the yea r s then e nd ed, a nd the related n otes to t h e finan c i a l s tat e m e nt s.

Management’s Responsibility for th e Financial Statements

Management i s responsible for the pr e paration a n d fair pre se n tat i o n o f th ese finan c i a l state m e n ts in accorda n ce w ith accounting p rin c ipl es ge ne ra ll y accepted in the Un it ed States of Ame rica ; this in c lud es th e des i gn, impl eme ntati on , a nd m a int e n a n ce of int e rn a l cont r o l r e l eva n t to t h e pr e par a ti o n and fai r pre se ntati o n of financial s tatements that a r e free from material mi ss tat e m e nt , whether due to fraud o r e rror.

Auditor’s Responsibility

Our r espo n s ibili ty i s t o ex pr ess an opi ni o n o n t h ese financial sta tements ba sed o n our aud it s. We co ndu cted o ur audits i n accorda n ce w ith aud itin g s tandard s gene ra ll y accepted in the U nit ed States of America. Tho se sta ndard s re qu i r e t h at we plan a nd perform the a udit t o o bt a in r easo nable ass uran ce abo ut whet h e r the fin anc ial s t a t e m e nt s are free fr o m material mi ssta t e ment.

An audit in vo lv es performing proced ur es t o ob t a in a udi t ev id e nc e a b o ut the a mount s a nd disclosure s in th e financial s tatements. T h e procedure s se l ected depe n d on the a u d it or’s jud gme nt , in c ludin g the assess m e nt of t he ri sks of m ater i a l mi sstatemen t o f th e financial sta t e m e nt s, w h e th e r due to fraud o r e rror . In makin g those ri sk assess m en t s , t h e aud it o r co n s id e r s int e rn a l co nt ro l relevant t o t h e e nti ty’s preparation and fair pre se nt at i o n of the financial state ments in order t o design a ud it procedure s t h at a r e appropr i ate in th e circ um s tances , but not for the purpose of expre ss in g an o pini o n o n t h e effect i ve ne ss of th e e ntity ’ s int e rn a l co ntrol. Accord in g l y, we express no s u c h op ini on. A n a udit a l s o in c lud es eva lu at in g the approp ri ateness of acc o unting p o li c i es u se d an d t h e r easo n a bl e n ess of s i gn ifi cant acco untin g est im ates mad e by managem e nt , as we ll as eva luatin g t h e overa ll p r esen ta tion of the fin ancia l s t a t e m e nt s.

We believe that th e a udit ev id e n ce we h ave obta in ed i s suffic i e nt and app r opr i a t e to provide a ba s is fo r o ur audit opin i o n.

Opinion

In our op ini o n , the financial sta t eme n ts referred to above pre se nt fa irl y, in a ll material respects, th e financial position of F l ags hip So lu t i o n s, LLC as o f Dec e mber 3 1 , 2020 and 20 1 9 , a n d the re s ults of i ts ope r ations and it s cas h flow s for the yea r s then e nd ed in accordance w ith accounting principles ge n e ra ll y accepte d in the U nit ed S t ates of America.

Some r set, New Jer sey
 April 14, 2021

AMER I CAN INSTITUT E Of CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE CO M PANIES PRACTICE SECTION • PRIME GLOBAL • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

FLAGSHIP SOLUTIONS, LLC
D/B/A FLAGSHIP SOLUTIONS GROUP

BALANCE SHEETS

	December 31,
	2020	2019
ASSETS

Current Assets
Cash	$100,292	$228,687
Accounts receivable	1,670,012	1,584,849
Prepaid expenses	13,773	321,066

Total current assets	1,784,078	2,134,602

Equipment
At cost, less accumulated depreciation	6,121	10,730

Other Assets
Intangible - at cost, less accumulated amortization	34,379	6,515
Security deposit	22,500	22,500

Total other assets	56,879	29,015

Total assets	$1,847,077	$2,174,347

LIABILITIES AND MEMBERS’ DEFICIT

Current Liabilities
Accounts payable	$642,918	$991,631
Accrued expenses	12,531	-
Sales tax payable	10,918	20,687
Line of credit	375,000	700,000
Deferred Revenue	217,320	420,402
Member loans	-	50,000
Notes payable	245,435	124,134

Total current liabilities	1,504,123	2,306,854

Notes Payable - Long-Term Portion	571,765	-

Members’ Deficit	(228,811)	(132,507)

Total liabilities and members’ deficit	$1,847,077	$2,174,347

See accompanying notes to financial statements.

FLAGSHIP SOLUTIONS, LLC
D/B/A FLAGSHIP SOLUTIONS GROUP

STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY (DEFICIT)

	Year Ended December 31,
	2020	2019
Revenues	$8,851,260	$12,128,999

Cost of Revenues	6,469,914	10,117,258

Gross Profit	2,381,346	2,011,741

General and Administrative Expenses	2,300,547	2,303,098

Income (Loss) From Operations	80,799	(291,357)

Other Expenses
Interest expense	44,958	92,070

Net Income (Loss)	35,841	(383,427)

Members’ Equity (Deficit) - Beginning	(132,507)	250,920

Members’ draws	(132,145)	-

Members’ Deficit - Ending	$(228,811)	$(132,507)

See accompanying notes to financial statements.

FLAGSHIP SOLUTIONS, LLC
D/B/A FLAGSHIP SOLUTIONS GROUP

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Cash Flows From Operating Activities
Net income (loss)	$35,841	$(383,427)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Depreciation and amortization	6,746	6,559
Changes in assets and liabilities:
Increase in accounts receivable	(85,163)	(261,130)
(Increase) decrease in prepaid expense	307,293	(14,472)
Increase (decrease) in accounts payable	(348,713)	361,786
Increase in accrued expenses	12,531	-
Increase (decrease) in sales tax payable	(9,769)	18,480
Increase (decrease) in deferred revenue	(203,082)	420,402

Net Cash Provided by (Used in) Operating Activities	(284,316)	148,198

Cash Flows From Investing Activities
Purchase of intangible asset	(30,000)	-

Cash Flows From Financing Activities
Proceeds from Small Business Association loans	817,200	-
(Payments) Proceeds on note payable	(124,134)	124,134
Payments on member loan	(50,000)	(20,000)
Net payments on line of credit	(325,000)	(25,000)
Member distributions	(132,145)	-

Net Cash Provided by Financing Activities	185,921	79,134

Net Increase (Decrease) in Cash and Cash Equivalents	(128,395)	227,332

Cash - Beginning	228,687	1,355

Cash - Ending	$100,292	$228,687

Supplementary Cash Flow Information:
Cash paid for interest	$32,733	$92,070

See accompanying notes to financial statements.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Flagship Solutions, LLC d/b/a Flagship Solutions Group (the “Company”) is located in Boca Raton, Florida and is a leader in cloud computing providing cross platform solutions, and managed services worldwide. These include data center strategic planning and hybrid cloud implementations based on a wide range of assessments that look at virtualization, server consolidation, security, and infrastructure-focused integration. The Company’s managed services include multiple cloud-based server monitoring and management, 24×7 helpdesk support, and data center infrastructure management through their trademarked Infralytics™ set of offerings. In addition, the Company is providing IoT solutions consisting of weather related and IBM Watson capabilities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The items which are subject to significant estimation include the provision of an allowance for doubtful receivable accounts, and capitalization and amortization of intangible assets. Actual results could differ from those estimates.

Cash

Cash includes cash on-hand and cash in banks. At times during the year cash balances have exceeded FDIC limits. The Company believes there is no significant risk with respect to these deposits.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments and assets subjecting the Company to concentration of credit risk consist primarily of cash and trade accounts receivable. The Company’s cash is maintained at major U.S. financial institutions. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts on factors surrounding the credit risk of specific customers, historical trends, and other information.

For the year ended December 31, 2020, the Company had four customers with an accounts receivable balance representing 65% of total accounts receivable. For the year ended December 31, 2019, the Company had two customers with an accounts receivable balance representing 67% of total accounts receivable.

Accounts Receivable/Allowance for Doubtful Accounts

The Company sells its services to customers on an open credit basis. Accounts receivable are uncollateralized, non- interest-bearing customer obligations. Accounts receivables are typically due within 30 days. The allowance for doubtful accounts reflects the estimated accounts receivable that will not be collected due to credit losses and allowances. Provisions for estimated uncollectible accounts receivable are made for individual accounts based upon specific facts and circumstances including criteria such as their age, amount, and customer standing. Provisions are also made for other accounts receivable not specifically reviewed based upon historical experience. In the opinion of management, substantially all account receivables are considered to be realizable at the amounts stated in the accompanying balance sheets and no allowance for doubtful accounts is considered necessary. During the year ended December 31, 2020 and 2019, $8,288 and $7,013, of bad debt has been charged to expense, respectively.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Nature of goods and services

The following is a description of the products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:

Managed Services

The Company delivers a diverse portfolio of services, including network, application, infrastructure and security, via ongoing and regular support and active administration on customers’ premises. These services can occur in the managed service provider’s data center (hosting), or in a third-party data center. The Company also provides outsourced monitoring and management of security devices and systems. Common security service offerings include managed firewall, intrusion detection, virtual private network, vulnerability scanning and anti-viral services. The Company has a Cloud Operations Center (CLOC) that is a 24x7 high-availability cyber operations center.

The Company delivers an innovative new service capability, Infralytics™. Infralytics™ is the marriage of Infrastructure plus Analytics. It is designed to provide businesses with the ability to proactively understand their internal IT infrastructure resource utilization, performance, and capacity, in relation to the needs of the business. These services are provided in real time and delivered as a service billed as a monthly or annual, multi-year agreement.

Managed Software as a Service (MSaaS) focuses on supporting clients’ IT infrastructure through comprehensive IT contract management services for hardware and software contracts. The Company is able to provide high level solutions to its clients in process, maintenance and support. In addition, the Company is uniquely able to offer clients access to Renewalytics, a vendor-agnostic dashboard that houses equipment and contract data, providing users with more intelligent and actionable views of their IT enterprise.

Equipment and Software Revenue

The Company provides a broad portfolio of technology solutions to unify, manage, modernize and protect data across hybrid and multi cloud environments. These solutions can be resold directly to the end user or be provided as a service in an outsourced capability. The Company provides customers with virtualized and scalable computing environments for the IBM Power and Storage platforms, in addition to Watson AI and other hybrid cloud capabilities. The Company also focuses on Red Hat, IBM’s 32-billion-dollar acquisition, leading customers’ transition to the Cloud. The Company provisions the required capacities and specifications and monitor, manage, and maintain physical infrastructure required to deliver the services.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue Recognition – Continued

Disaggregation of revenue

In the following table, revenue is disaggregated by major product line and timing of revenue recognition.

	Year Ended December 31,
	2020	2019

Equipment and software	$1,067,908	$4,268,831
Managed services	7,783,352	7,860,168

Total revenue	$8,851,260	$12,128,999

	Year Ended December 31,
	2020	2019
Timing of revenue recognition
Products transferred at a point in time	$5,946,376	$9,916,580
Products and services transferred over time	2,904,885	2,212,419

Total revenue	$8,851,260	$12,128,999

Contract receivables are recorded at the invoiced amount and are uncollateralized, non-interest-bearing client obligations. Provisions for estimated uncollectible accounts receivable are made for individual accounts based upon specific facts and circumstances including criteria such as their age, amount, and client standing.

Most of the Company’s revenue is derived from recurring contract fees related to managed services. Managed services are generally sold as monthly subscriptions; however, certain plans are also offered as annual or multi-year subscriptions. Subscription revenue is generally recognized ratably over the contractual service term.

The Company has the following performance obligations:

1)	Equipment Sales – power infrastructure systems, servers, storage, and computer related equipment.
2)	Software Sales – granting SSL certificates, IT infrastructure, and other licenses.
3)	Managed Services - infrastructure analytics, weather analytics, cloud services, back up and disaster recovery, storage, and maintenance.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Continued

Equipment Sales

For the equipment sales performance obligation, the control of the product transfers at a point in time (i.e., when the goods have been shipped or delivered to the client’s location, depending on shipping terms). Noting that the satisfaction of the performance obligation, in this sense, does not occur over time as defined within ASC 606-10-25- 27 through 29, the performance obligation is considered to be satisfied at a point in time (ASC 606-10-25-30) when the obligation to the client has been fulfilled (i.e., when the goods have left the shipping facility or delivered to the client, depending on shipping terms).

Software Sales

In the case of licensing performance obligation, the control of the product transfers either at point in time or over time depending on the nature of the license. The revenue standard identifies two types of licenses of IP: a right to access IP and a right to use IP. To assist in determining whether a license provides a right to use or a right to access IP, ASC 606 defines two categories of IP: Functional and Symbolic. The Company’s license arrangements typically do not require the Company to make its proprietary content available to the client either through a download or through a direct connection. Throughout the life of the contract the Company does not continue to provide updates or upgrades to the license granted. Based on the guidance, the Company considers its license offerings to be akin to functional IP and will recognize revenue at the point in time the license is granted and/or renewed for a new period.\

Managed Services

In the case of managed services performance obligation, the control of the product transfers either at point in time or over time depending on the terms of the contract. Whereas if the Company is the primary obligator, control is transferred over time. The Company uses the output method for measuring progress toward complete satisfaction of the performance obligation. Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract.

Payment terms

The terms of the contracts typical range from 12 to 36 months with auto-renew options. The Company invoices clients one month in advance for its services plus any overages or additional services provided. Invoices are typically due in 30 days.

Warranties

The Company offers guaranteed service levels and performance and service guarantees on some of its contracts. These warrantees are not sold separately and according to ASC 606-10-50-12(a) are accounted as “assurance warranties”.

Significant judgement

In instances where contracts have multiple performance obligations, the Company uses judgment to establish a stand- alone price for each performance obligation. The price for each performance obligation is determined by reviewing the Company’s historical pricing of each individual service. The proportion of each performance obligation compared to the contract price would be used to allocate the transaction price to each performance obligation.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising Expenses

Advertising and promotion costs are expensed as incurred and are included in general and administrative expenses. Advertising expenses for the year ended December 31, 2020 and 2019 were $100,348 and $285,758, respectively.

Income Taxes

The Company files its income taxes on the accrual basis as a partnership for Federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the partnership is taxed to the members in their individual returns on their share of the Company’s earnings. The Company’s net income or loss is allocated among the members in accordance with the Operating Agreement of the Company.

The Company does not have any uncertain tax positions which must be considered for disclosure.

The Federal income tax returns of the Company for 2019, 2018, and 2017 are subject to examination by the taxing authorities, generally for a period of three years from the date they are filed. There are no examinations currently in process.

NOTE 2 - EQUIPMENT

Acquisitions of furniture, equipment or improvements not expected to be consumed within one year of purchase are capitalized at cost. Depreciation is computed for financial statement purposes on the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. A schedule of equipment follows:

	December 31,
	2020	2019
Computer equipment	$17,616	$17,616
Furniture and fixtures	13,572	13,572

Sub-total	31,188	31,188
Less: accumulated depreciation	25,068	20,458

Total net of accumulated depreciation	$6,121	$10,730

Depreciation for the years ended December 31, 2020 and 2019 amounted to $4,610 and $5,256, respectively.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 3 – INTANGIBLE ASSETS

During the course of business, the Company’s website was created. Other intangible assets are amortized over a ten- year period and expensed to operations. The amounts are amortized using the straight-line method.

	December 31,
	2020	2019
Website design	$43,030	$13,030

Less: accumulated amortization	8,651	6,515

Total net of accumulated amortization	$34,379	$6,515

Amortization for the years ended December 31, 2020 and 2019 amounted to $2,136 and $1,303, respectively.

NOTE 4 – LINE OF CREDIT

On March 24, 2017, the Company entered into a revolving demand note with a bank for an amount not to exceed $750,000. The line of credit may be cancelled by either party at any time for any reason by written notice to the other and is collateralized by all assets of the Company and the personal guarantee of two members of the Company. The stated interest rate is adjustable with interest equal to the Prime Rate plus one percent per annum. Repayment terms consist of interest only due monthly with all principal and remaining interest due on demand. The rate at December 31, 2020 was 4.25%. The line of credit is due on demand and the balance outstanding as of December 31, 2020 and 2019 was $375,000 and $700,000, respectively.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 5 – NOTES PAYABLE

	Year Ended December 31,
	2020	2019
Note payable to finance company to provide short-term financing, payable $5,962 weekly including interest at 10.14% through April 2020. Secured by all Company assets and the personal guarantee of one of the members of the Company.	$-	$124,134

Note payable to members, payable on demand, no stated interest rate	-	50,000

Note payable for the Paycheck Protection Program received through the Small Business Administration (SBA) to support payroll and other qualified expenses. The funds are expected to be forgiven during the year ended December 31, 2021.	307,300	-

Economic Injury Disaster Loan from the Small Business Administration,payable $2,437 monthly, including interest at 3.75% through September 2049. Payments begin April 2021, but still accrue interest from the date of receipt in April 2020.	509,900	-

Subtotal	817,200	174,134

Less: current portion of long-term debt	245,435	174,134

Long-term debt, net of current portion	$571,765	$-

The approximate amounts of notes payable coming due during the years following December 31, 2020 are as follows:

2021	$245,435
2022	79,246
2023	10,962
2024	11,380
2025	11,814
2026 and thereafter	458,363

Total	$817,200

Interest expense for the years ended December 31, 2020 and 2019 amount to $44,958 and $92,070, respectively.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 6 – LEASES

The Company leases its facilities from an unrelated third party in Boca Raton, Florida under an operating lease effective August 1, 2017 through July 31, 2020. The minimum base rent under the lease terms is $4,080 per month rent plus taxes, expenses, and utilities. The agreement has been extended through July 31, 2021 with a monthly base rent of $2,828. Total rent expense for the years ended December 31, 2020 and 2019 amounted to $92,876 and

$100,244, respectively.

Future approximate minimum lease payments of the non-cancelable operating lease are as follows:

2021	$19,796

NOTE 7 – RISKS AND UNCERTAINTIES

Risks inherent in this highly competitive industry include, but are not limited to, product obsolescence, patent or proprietary right infringement.

COVID 19

The COVID-19 pandemic has created significant worldwide uncertainty, volatility and economic disruption. The extent to which COVID-19 will adversely impact our business, financial condition and results of operations is dependent upon numerous factors, many of which are highly uncertain, rapidly changing and uncontrollable. These factors include, but are not limited to: (i) the duration and scope of the pandemic; (ii) governmental, business and individual actions that have been and continue to be taken in response to the pandemic, including travel restrictions, quarantines, social distancing, work-from-home and shelter-in-place orders and shut-downs; (iii) the impact on U.S. and global economies and the timing and rate of economic recovery; (iv) potential adverse effects on the financial markets and access to capital; (v) potential goodwill or other impairment charges; (vi) increased cybersecurity risks as a result of pervasive remote working conditions; and (vii) our ability to effectively carry out our operations due to any adverse impacts on the health and safety of our employees and their families.

Vendors, such as Flagship, that provide essential services or products, including logistics and technology support are deemed to be essential businesses. As a result of the pandemic, all employees, including the Company’s specialized technical staff, are working remotely or in a virtual environment. The Company always maintains the ability for team members to work virtual and the Company will continue to stay virtual, until the State and or the Federal government indicate the environment is safe to return to work. The significant increase in remote working, particularly for an extended period of time, could exacerbate certain risks to the Company’s business, including an increased risk of cybersecurity events and improper dissemination of personal or confidential information, though the Company does not believe these circumstances have, or will, materially adversely impact its internal controls or financial reporting systems. If the COVID-19 pandemic should worsen, the Company may experience disruptions to its business including, but not limited to equipment, workforce, or to its business relationships with other third parties.

FLAGSHIP SOLUTIONS, LLC

D/B/A FLAGSHIP SOLUTIONS GROUP

NOTES TO FINANCIAL STATEMENTS - Continued

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 7 – RISKS AND UNCERTAINTIES - Continued

The extent to which COVID-19 impacts the Company’s operations or those of its third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Any such disruptions or losses we incur could have a material adverse effect on the Company’s financial results and our ability to conduct business as expected.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions through April 12, 2021, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.